SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LatinFinance Magazine Recognizes GOL’s IPO as
Best Equity Deal of 2004

São Paulo, February 15, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced that it has received “LatinFinance’s Best Equity Deal of The Year” award for 2004. The award, organized by LatinFinance magazine, analyzed 12 of the most successful Initial Public Offerings of Latin American companies during 2004, selecting GOL’s offering which raised US$281 million.

In its analysis, the magazine highlighted GOL’s position as the first Brazilian company in five years to access the capital markets in both Brazil, via the São Paulo Stock Exchange (Bovespa) and in the United States, via the New York Stock Exchange (NYSE), simultaneously.

“GOL is very proud of having its IPO recognized as the best equity transaction of the year by LatinFinance magazine”, said Richard Lark, GOL’s Chief Financial Officer. The Company’s highly successful initial public offering was a significant step forward in the Company’s strategy to increase financial resources and fund the acquisition of a new fleet of Boeing 737-800 NGs.

In its analysis, LatinFinance also emphasized that GOL’s shares attracted a significant portion of individual investors - which accounted for a US$130 million demand in connection with GOL’s IPO. In July 2004, the participation of individual investors on Bovespa’s total trading volume reached 30%.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet of 29 Boeing 737s with a single-class of service. GOL has one of the youngest and most modern fleets in the industry with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best cost-benefit service in the market. GOL currently offers service to 39 major business and travel destinations in Brazil and Argentina, In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. For more information, schedules and fares, please visit www.voegol.com.br or call 0300-789-2121 in Brazil, or 55 11 2125-3200 from outside Brazil. GOL: Here everyone can fly!

CONTACT: Gol Linhas Aéreas Inteligentes S.A.
Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)
or:
Media - International:	Media - Brazil:
Gavin Anderson	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0342
e-mail: GJuncadella@GavinAnderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.